

April 13, 2011

Via Email
E. Mark Rajkowski
Chief Financial Officer
MeadWestvaco Corporation
501 South 5th Street
Richmond, VA 23219-0501

> **Re:** **MeadWestvaco Corporation**
> **Form 10-K**
> **Filed February 28, 2011**
> **File No. 001-31215**

Dear Mr. Rajkowski:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's discussion and analysis of financial condition and results of operations, page 15

Overview, page 15

1. We note you recorded tax benefits from cellulosic biofuel producer credits ("CBPC") and audit settlements of $29 million, or $0.17 per share in fiscal 2010. Please explain to us and describe in future filings the nature of the CBPC, whether the recognition of tax benefits related to CBPC will recur in future periods, and how the credit was calculated and accounted for. In addition, tell us the amount of liabilities, if any, that you have to repay the taxing authority in exchange for the CBPC and how you accounted for any liability. Last, if you anticipate claiming additional CBPC in future periods, please add disclosure within your Liquidity and Capital Resources discussion in future filings to describe the timing of such claims (including expiration of the CBPC), the amount of

CBPC available to you, and the potential impact of CBPC on your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director